Exhibit 99.1

PULSENMORE LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 6, 2026

July 1, 2026

Dear Shareholder,

You are cordially invited to attend, and notice is hereby given of, an Annual General Meeting of Shareholders of Pulsenmore Ltd. (the “Company”, “we”, “our” or “us”) to be held at the Company’s offices at 7 Begin Rd., Ramat Gan, Israel, on Thursday, August 6, 2026 at 10:00 a.m. (Israel time) (the “Meeting”) for the following purposes:

1.	To re-elect Ms. Rachel Guz-Lavi and elect Mr. Hagai Itkin to our Board of Directors to serve as Class I directors until the annual general meeting to be held in 2029 and until her or his respective successor is duly elected and qualified or until such earlier time as her or his office is vacated.

2.	To approve the 2026 bonus plan for Dr. Elazar Sonnenschein, our Chief Executive Officer and Director and our controlling shareholder.

3.	To approve the payment of 100% of the discretionary component in the previously approved annual cash bonus for 2025 (approximately $22,500 according to the average $/NIS representative exchange ratio between January 1, 2025 and December 31, 2025 as published by the Bank of Israel, which is $1=NIS 3.45, the “Representative Rate”) to Dr. Elazar Sonnenschein, our Chief Executive Officer and Director and our controlling shareholder.

4.	To approve the payment of 100% of the discretionary component in the previously approved annual cash bonus for 2025 (approximately $3,500 according to the Representative Rate) to Menashe Sonnenschein, our VP R&D.

5.	To approve our Revised Amended and Restated Compensation Policy.

6.	To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (“PwC”), as the independent registered public accounting firm for the fiscal year ending December 31, 2026 and until the next annual general meeting of our shareholders and to authorize our Board of Directors, upon the recommendation of the Audit Committee, to set the remuneration of PwC, in accordance with the volume and nature of its services.

In addition, at the Meeting, representatives of the Company’s management will be available to review and discuss the Company’s financial statements for the year ended December 31, 2025; this item will not involve a vote of the shareholders.

The Board of Directors of the Company recommended that the shareholders vote “FOR” the proposed resolutions. Dr. Sonnenschein has a personal interest in resolutions 2, 3 and 4 and has therefore refrained from making a recommendation with respect to such proposed resolutions.

Only shareholders of record at the close of business day on Tuesday, July 7, 2026, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to vote at the Meeting and at any postponements or adjournments thereof. At such time, each issued and outstanding ordinary share, par value NIS 0.00032 per share, is entitled to one vote on each matter properly presented at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entry in your name so that you appear as a shareholder on the records of VStock Transfer, LLC (“VStock”) (i.e., you are a registered shareholder), our stock transfer agent, this Proxy Statement, the notice of Meeting and the proxy card will be mailed to you by VStock. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person. If you own ordinary shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this Proxy Statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own ordinary shares in street name and attend the Meeting, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card.

A shareholder, whose ordinary shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “TASE”), and intends to vote his or her ordinary shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices at 7 Begin Rd. Ramat Gan, Israel, attention: Chief Financial Officer, General Counsel, together with an ownership certificate confirming his or her ownership of the ordinary shares as of the record date, which certificate must be approved by a recognized financial institution, i.e., that TASE member through which he or she holds ordinary shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds ordinary shares through a TASE member may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from such TASE member and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds the ordinary shares.

Execution and return of a shareholder’s proxy will not deprive such shareholder of his or her right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it as specified in this Proxy Statement.

Joint holders of ordinary shares should take note that, pursuant to Article 21.3 of the Articles of Association of the Company, subject to any applicable law, any joint holder of a share may vote at any meeting, in person or by proxy due to that share, as though they had been the only eligible shareholder. If more than one joint shareholder participates at the Meeting in person or by proxy, the shareholder listed first in the Shareholder Register or the confirmation of ownership or another document as the Board determines for this purpose will vote due to that share, as applicable.

A proxy will be effective only if it is received at the Company’s office no later than 6:59 AM (Israel time) on August 5, 2026, or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 4.00 a.m. (Israel time) on August 6, 2026).

By Order of the Board of Directors,

/s/ Jonathan Adereth
Jonathan Adereth
Chairman of the Board of Directors
Ramat Gan, Israel
July 1, 2026

PROXY STATEMENT

PULSENMORE LTD.

7 Begin Rd.,

Ramat Gan, Israel

Annual General Meeting of Shareholders

To be Held on August 6, 2026

This Proxy Statement is being furnished to the holders of ordinary shares, par value New Israeli Shekels 0.00032 per share of Pulsenmore Ltd. (the “Company”, “we”, “our” or “us”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) of proxies for use at the Company’s Annual General Meeting of Shareholders for the year 2026, or at any postponements or adjournments thereof (the “Meeting”).

Except for Item no. 5 and conforming changes to the Meeting date, record date and proxy mechanics, the agenda items below are based on, and intended to be identical to, the corresponding items included in the Company’s proxy statement furnished as an exhibit to the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on May 7, 2026.

The Meeting will be held on Thursday, August 6, 2026, at 10:00 a.m. (Israel time), at the Company’s offices at 7 Begin Rd., Ramat Gan, Israel, for the following purposes:

1.	To re-elect Ms. Rachel Guz-Lavi and elect Mr. Hagai Itkin to our Board of Directors to serve as Class I directors until the annual general meeting to be held in 2029 and until her or his respective successor is duly elected and qualified or until such earlier time as her or his office is vacated.

2.	To approve the 2026 bonus plan for Dr. Elazar Sonnenschein, our Chief Executive Officer and Director and our controlling shareholder.

3.	To approve the payment of 100% of the discretionary component in the previously approved annual cash bonus for 2025 (approximately $22,500 according to the average $/NIS representative exchange ratio between January 1, 2025 and December 31, 2025 as published by the Bank of Israel, which is $1=NIS 3.45, the “Representative Rate”) to Dr. Elazar Sonnenschein, our Chief Executive Officer and Director and our controlling shareholder.

4.	To approve the payment of 100% of the discretionary component in the previously approved annual cash bonus for 2025 (approximately $3,500 according to the Representative Rate) to Menashe Sonnenschein, our VP R&D.

5.	To approve our Revised Amended and Restated Compensation Policy.

6.	To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (“PwC”), as the independent registered public accounting firm for the fiscal year ending December 31, 2026 and until the next annual general meeting of our shareholders and to authorize our Board of Directors, upon the recommendation of the Audit Committee, to set the remuneration of PwC, in accordance with the volume and nature of its services.

In addition, at the Meeting, representatives of the Company’s management will be available to review and discuss the Company’s financial statements for the year ended December 31, 2025; this item will not involve a vote of the shareholders.

The Board of Directors of the Company recommended that the shareholders vote “FOR” the proposed resolutions. Dr. Sonnenschein has a personal interest in resolutions 2, 3 and 4 and has therefore refrained from making a recommendation with respect to such proposed resolutions.

Should changes be made to any item on the agenda for the Meeting after the publication of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be filed with the Securities and Exchange Commission (the “SEC”) on a Report on Form 6-K and with the Israel Securities Authority (the “ISA”).

RECORD DATE AND VOTING RIGHTS

Only shareholders of record at the close of business day on Tuesday, July 7, 2026, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to vote at the Meeting and at any postponements or adjournments thereof. At such time, each issued and outstanding ordinary share will be entitled to one vote upon each of the matters to be presented at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

PROXY PROCEDURE

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.

If specified by a shareholder on the form of proxy, the ordinary shares represented thereby will be voted in accordance with such specification. If a choice is not specified by a shareholder with respect to any proposal, the form of proxy will be voted “FOR” any such proposal and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all postponements or adjournments thereof. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a quorum is present. Broker non-votes are votes that brokers holding shares of record for their clients are, pursuant to applicable stock exchange or other rules, precluded from casting in respect of certain non-routine proposals because such brokers have not received specific instructions from their clients as to the manner in which such shares should be voted on those proposals and as to which the brokers have advised the Company that, accordingly, they lack voting authority.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entry in your name so that you appear as a shareholder on the records of VStock Transfer, LLC (“VStock”) (i.e., you are a registered shareholder), our stock transfer agent, this Proxy Statement, the notice of Meeting and the proxy card will be mailed to you by VStock. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person. If you own ordinary shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee (the “Nominees”), you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this Proxy Statement, the notice of Meeting and the proxy card will be provided to you by your Nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own ordinary shares in street name and attend the Meeting, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card.

A shareholder, whose ordinary shares are registered with a member of the TASE, and intends to vote his or her ordinary shares by proxy, should deliver or mail (via registered mail) his or her completed proxy to the Company’s offices at 7 Begin Rd., Ramat Gan, Israel, attention: Chief Financial Officer, General Counsel, together with an ownership certificate confirming his or her ownership of the Company’s ordinary shares as of the record date, which certificate must be approved by a recognized financial institution, i.e., that TASE member through which he or she hold their ordinary shares, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 2000, as amended. Such shareholder is entitled to receive the ownership certificate in a branch of the relevant TASE member or by mail to his or her address, if the shareholder so requests. Such a request must be made in advance for a particular securities account. Alternatively, a shareholder who holds ordinary shares through members of TASE may vote electronically via the electronic voting system of the ISA (the “Electronic Voting System”), after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six (6) hours before the time set for the Meeting. If applicable, a shareholder may request instructions about such electronic voting from the TASE member through which he or she holds ordinary shares.

Joint holders of ordinary shares should take note that, pursuant to Article 21.3 of the Articles of Association of the Company (the “Articles”), subject to any applicable law, any joint holder of a share may vote at any meeting, in person or by proxy due to that share, as though they had been the only eligible shareholder. If more than one joint shareholder participates at the Meeting in person or by proxy, the shareholder listed first in the Shareholder Register or the confirmation of ownership or another document as the Board determines for this purpose will vote due to that share, as applicable.

A proxy will be effective only if it is received at the Company’s office no later than 6:59 AM (Israel time) on August 5, 2026, or, in case of a shareholder voting electronically through the Electronic Voting System, no later than six (6) hours prior to the time of the Meeting (i.e., 4.00 AM (Israel time) on August 6, 2026).

A shareholder may revoke the authority granted by execution of his or her proxy at any time before the effective exercise thereof by: (i) filing with the Company, Vstock or its Nominee, as applicable, a written notice of revocation or duly executed proxy bearing a later date (which revocation or new proxy will be effective only if it is received at the Company’s office no later than 6:59 AM (Israel time) on August 5, 2026, as noted above); (ii) for shareholders whose ordinary shares are registered with a member of the TASE, electronically voting through the Electronic Voting System at a later date (but no later than six (6) hours prior to the time of the Meeting (i.e., 4.00 a.m. (Israel time) on August 6, 2026); or (iii) voting in person at the Meeting. However, attendance at the Meeting will not in and of itself constitute revocation of proxy, and if a shareholder attends the Meeting and does not elect to vote in person, his or her proxy or electronic voting through the Electronic Voting System will not be revoked.

Proxies for use at the Meeting are being solicited by the Board of Directors mainly by mail and phone. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares. In addition to solicitation by mail and phone, certain of the Company’s officers, directors, employees, consultants and agents may solicit proxies by telephone, electronic mail or other personal contact. None of the aforementioned officers, directors, employees, consultants or agents of the Company will receive additional compensation for such solicitation.

QUORUM

Two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together ordinary shares conferring in the aggregate twenty five percent (25%) or more of the voting power of the Company, shall constitute a quorum at the Meeting. If within half an hour from the time set for the Meeting a quorum is not present, the Meeting shall stand adjourned to Thursday, August 13, 2026, at the same time and place. At such adjourned meeting, two or more shareholders present in person, by proxy or by voting through the Electronic Voting System and holding together ordinary shares conferring in the aggregate twenty five percent (25%) or more of the voting power of the Company, shall constitute a quorum and if no quorum is present at the adjourned meeting within 30 minutes of the scheduled adjourned meeting start date, the meeting will be held regardless of the number of shareholders participating.

REQUIRED VOTE AND VOTING PROCEDURES

Only shareholders of record at the close of business on Tuesday, July 7, 2026, the record date for determining those shareholders eligible to vote at the Meeting, will be entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. At such time, each issued and outstanding ordinary share will be entitled to one vote upon the matter to be presented at the Meeting. All such shareholders are cordially invited to attend the Meeting in person.

In accordance with applicable Israeli law, the approval of Item No. 1 and Item No. 6 on the agenda for the Meeting requires the affirmative vote of the holders of a majority of the ordinary shares represented and voting on this item at the Meeting in person, by proxy or through the Electronic Voting System. In addition, in accordance with applicable Israeli law, the approval of Item No. 2, Item No. 3, Item No. 4 and Item No. 5 on the agenda for the Meeting requires the affirmative vote of the holders of a majority of the ordinary shares represented and voting on this item at the Meeting in person, by proxy or through the Electronic Voting System; provided that (i) the majority of the ordinary shares voted in favor of such items are not held by “controlling shareholders” or shareholders with “personal interest” in the approval of the respective item (each, an “Interested Shareholder”), not taking into account any abstentions, or that (ii) the total number of the shareholders mentioned in clause (i) above that voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company (the “Special Majority”).

For the purpose of the Special Majority, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. In addition, for the purposes of Item No. 2, Item No. 3 and Item No. 4, the term “controlling shareholder” also includes a person who holds twenty-five percent (25%) or more of the voting rights in the general meeting of the Company if there is no other person who holds more than fifty percent (50%) of the voting rights in the Company; for the purpose of holding, two or more persons holding voting rights in the Company each of whom has a personal interest in the approval of the transaction being brought for approval of the Company will be considered to be joint holders.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e., spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds five percent (5%) or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

Under Israeli law, with respect to Item No. 2, Item No. 3, Item No. 4 and Item No. 5, every voting shareholder is required to deliver a written notice to the Company in the event that such shareholder is an Interested Shareholder. To avoid confusion, each voting shareholder voting in person, by proxy (including by the voting instruction card) or through the Electronic Voting System, who has not delivered a written notice to the Company that he or she is an Interested Shareholder, will be deemed to confirm that such shareholder is NOT an Interested Shareholder.

If you think that you are an Interested Shareholder with respect to Item No. 2, Item No. 3, Item No. 4 and/or Item No. 5, please deliver a written notice to the Company’s Chief Financial Officer, Mr. Eran Hirsh, and the Company’s General Counsel, Mr. Michael Hamelsdorf, by email at EranH@Pulsenmore.com and MichaelH@Pulsenmore.com, respectively. If your shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should deliver a written notice to your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated Office Holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2025, please see Item 6B. of our annual report on Form 20-F filed with the SEC on March 30, 2025, and accessible through the Company’s website at http://pulsenmore.com/ or through the SEC’s website www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of June 29, 2026 by (i) each person or entity known by us to own beneficially 5% or more of our outstanding ordinary shares; (ii) each of our directors and executive officers individually; and (iii) all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to ordinary shares. The percentage of beneficial ownership for the following table is based on 6,502,844 ordinary shares outstanding as of June 29, 2026. Ordinary shares issuable under share options or warrants that are exercisable within 60 days after June 29, 2026 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Except as indicated in the footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders.

Unless otherwise noted below, the address of each shareholder, director and executive officer is 8 Omarim Street, Floor 2, Omer, Southern District, 8496500, Israel.

Name of beneficial owner	Ordinary shares beneficially owned	Percentage owned
5% or Greater Shareholders
Esther Luzzatto(1)	468,750	7.2%
Aquamarine Equity Fund Ltd(2)	338,541	5.2%
Directors and Executive Officers
Jonathan Adereth	129,062	2.0%
Dr. Elazar Sonnenschein(3)	1,872,092	28.8%
Eran Hirsh(4)	-	-
Michael Hamelsdorf(5)	-	-
Menashe Sonnenschein(5)	-	-
Meir Shmouely	13,812	*
Linda Messalem(6)	46,875	*
Rachel Guz-Lavi(7)	46,875	*
Prof. Anat Loewenstein(8)	46,875	*
Hagai Itkin	-	-
All directors and executive officers as a group (10 persons)	2,155,591	33.1%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding.

(1)	To our knowledge, consists of (i) 166,816 ordinary shares held by Esther Luzzatto, (ii) 97,125 ordinary shares held by Ms. Luzzatto’s husband Kfir Luzzatto, and (iii) 204,808 ordinary shares held by Eluv Ltd., a private company wholly owned by Esther and Kfir Luzzatto. The principal address of Esther and Kfir Luzzatto is Berkowitz 4 Tel Aviv.

(2)	Aquamarine Equity Fund Ltd. is a CIMA (Cayman Islands Monitoring Authority) registered investment fund. Aquamarine’s administrator is Trident Trust and the investment manager is Aquamarine Financial (Cayman) Ltd., a company owned by Astral River Ltd, which is owned by Bryan Schapira. Aquamarine’s investors do not have voting rights, and the voting rights are held by its investment manager. Aquamarine’s asset management investment decisions are made by a dedicated investment team consisting of independent directors. The principal address of Aquamarine is One Capital Place, George Town, Grand Cayman, Cayman Islands.

(3)	Includes 883,162 ordinary shares held by D.L.L.D. Consulting Ltd., a private company wholly owned by Dr. Sonnenschein.

(4)	Does not include options to purchase 7,312 ordinary shares that vest in more than 60 days from June 29, 2026.

(5)	Does not include options to purchase 6,093 ordinary shares that vest in more than 60 days from June 29, 2026.

(6)	Consists of options to purchase 46,875 ordinary shares at an exercise price of $42.64 per share and expiring on January 5, 2028.

(7)	Consists of options to purchase 46,875 ordinary shares at an exercise price of $0.03 per share and expiring on January 5, 2028.

(8)	Consists of options to purchase 46,875 ordinary shares at an exercise price of $42.64 per share and expiring on January 5, 2028.

RESULTS OF THE MEETING

The preliminary voting results will be announced at the Meeting. The final voting results will be tallied by the Company’s General Counsel based on the information provided by the Company’s transfer agent or otherwise and will be published in a report on Form 6-K that the Company will file with the SEC and with the ISA after the Meeting.

PROXY MATERIALS

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at https://pulsenmore.com/investor_relations/. Information about the Meeting can also be found on the Investor Relations section of our website. The contents of our and any other website are not incorporated by reference into this Proxy Statement.

Item no. 1

TO RE-ELECT EACH OF MS. Rachel Guz-Lavi and MR. Hagai Itkin to serve as Class I directors of the Company

The Articles provide that the number of directors may be no less than 5 and no more than 10 (including external directors to the extent required to be appointed to the Board of Directors pursuant to the Companies Law, and independent directors).

The directors (excluding external directors, to the extent external directors are required to be elected and to serve on the Board of Directors pursuant to the requirements of the Companies Law), shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III (each, a “Class”). The Board of Directors may assign members of the Board of Directors already in office to such classes at the time such classification becomes effective.

In accordance with the Articles, the term of office of the initial Class I directors shall commence on the Annual Meeting (as defined in the Articles) held in 2025 and shall expire at the 2026 Annual Meeting (i.e. at the Meeting) and when their successors are elected and qualified. At each Annual Meeting, commencing with the 2026 Annual Meeting, each nominee or alternate nominee (each as defined in the Articles) elected at such Annual Meeting to serve as a director in a Class whose term shall have expired at such Annual Meeting shall be elected to hold office until the third Annual Meeting next succeeding his or her election and until his or her respective successor shall have been elected and qualified. Notwithstanding anything to the contrary, each director shall serve until his or her successor is elected and qualified or until such earlier time as such director’s office is vacated. Our initial Class I directors are Ms. Rachel Guz-Lavi and Mr. Hagai Itkin.

Following the recommendation of our Board of Directors, it is proposed that each of Ms. Rachel Guz-Lavi and Mr. Hagai Itkin be re-elected as a Class I director to hold office until the third Annual Meeting next succeeding her or his re-election and until her or his successor shall have been elected and qualified or until such earlier time as her or his office is vacated.

In accordance with Israeli law, a nominee for service as a director must submit a declaration to the Company, prior to his or her nomination, specifying that he or she has the requisite qualifications to serve as a director, and the ability to devote the appropriate time to performing his or her duties as such. Each of Ms. Guz-Lavi and Mr. Itkin has declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their respective duties as a director of the Company.

In addition, our Board of Directors has classified each of Ms. Guz-Lavi and Mr. Itkin as “independent director,” as defined under the Nasdaq Listing Rules. In accordance with the Israeli Companies Regulations (Alleviation for Public Companies whose shares are Traded on the Stock Exchange Outside of Israel), 2000 (the “Alleviation Regulations”) (as it applies to companies whose shares are traded on certain foreign stock exchanges, including Nasdaq), pursuant to which, if a nominee for service as a director qualifies as independent in accordance with the law of the relevant foreign jurisdiction and does not have any affiliation with a “controlling shareholder” (as defined in the Companies Law), the Audit Committee may classify him or her as independent in accordance with the Companies Law. Accordingly, our Audit Committee has classified each of Ms. Guz-Lavi and Mr. Itkin as independent in accordance with the Companies Law, as supplemented by the Alleviation Regulations, as well.

Furthermore, each of Ms. Guz-Lavi and Mr. Itkin currently serves on the Audit Committee and is classified as “independent” as such term is defined in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended, which provides additional qualification criteria to the general test for independence of board and committee members under the Nasdaq Listing Rules. Additionally, each of Ms. Guz-Lavi and Mr. Itkin is financially literate under the applicable rules and regulations of the SEC and Nasdaq Listing Rules and has the requisite financial experience required under the Nasdaq Listing Rules. In addition, pursuant to the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors who must have financial and accounting expertise according to criteria set forth under the Companies Law and regulations promulgated thereunder and based, among other things, on the type of company, its size, the volume and complexity of the company’s activities and the number of directors. The Board has determined that the minimum number of directors with financial and accounting expertise is one. Currently, another member of our Audit Committee, Mrs. Linda Messalem, qualifies as such.

Below are brief biographies of each of Ms. Guz-Lavi and Mr. Itkin, based upon information furnished to us by them:

Racheli Guz-Lavi. Ms. Racheli Guz-Lavi has served as member of our Board of Directors since 2020. Ms. Guz-Lavi is a managing partner at Amit Pollak Matalon & Co. (APM & Co.) law firm and senior partner of the tax department having joined the firm in 2007. Prior to joining APM & Co., Ms. Guz-Lavi was a partner at Dan-Ben Dror & Co., a taxation focused law firm, and worked as a CPA at KPMG Israel. Ms. Guz-Lavi is a certified CPA since 1995 and a member of the Israeli Bar since 1997. Ms. Guz-Lavi has previously served on the boards of Arim Urban Development Company Ltd, Peninsula Ltd and Medigus Ltd (now Xylo Technologies Ltd) among others. Ms. Guz-Lavi holds a B.A. in Economics and Accounting from Tel-Aviv University as well as an LL.M. from Bar-Ilan University and an LL.B. from Tel-Aviv University.

Hagai Itkin. Mr. Itkin has held various leadership roles since 1987. He currently serves as Chairman of Ramot, the Technology Transfer Company of Tel Aviv University, and of TAU Venture, Tel Aviv University’s venture capital fund. In addition, Mr. Itkin serves as Executive Director of Industry Relationships at Tel Aviv University since June 2024, and as a partner at I NEXT Capital, an early-stage digital health venture capital fund, since May 2023. Mr. Itkin currently serves as a board member of several companies, including Discount Capital Ltd. (since August 2024), Actual-Signal, a healthcare start-up (since November 2024), MarbleX, a start-up company in space sensing (since March 2024), and NGV.EARTH, a clean energy company (since January 2023). He also serves on the advisory boards of CyberproAI (since August 2022) and Aurlius Capital (since September 2024). Additionally, he has served as a consultant to Sicpa SA (since August 2021) and the start-up Knock-Eat, a start-up focused on equine solutions (since September 2024). Between 2004 and 2020, Mr. Itkin held senior positions in the government sector in Israel and abroad. Mr. Itkin holds a B.A. in Economics & Business Administration from the Hebrew University of Jerusalem (1996–1999), a Master of Business Administration (MBA) from Ben Gurion University (2007–2010), and completed a Director and Senior Executive Training Program at Tel Aviv University in 2021.

Subject to their re-appointment to the Board of Directors as Class I directors, each of Ms. Guz-Lavi and Mr. Itkin shall be entitled to an annual fee and a per meeting fee of the fixed amounts set under the Companies Law in accordance with our then-effective grade, so that as of January 1, 2026 and according to our equity as of December 31, 2025, each of them shall be entitled to an annual fee of NIS 74 thousand (approximately $25 thousand, based on the NIS/US$ representative exchange rate as published by the Bank of Israel on June 29, 2026; the “Exchange Rate”) and a per meeting fee of NIS 4 thousand (approximately $1 thousand, based on the Exchange Rate). In addition, each of Ms. Guz-Lavi and Mr. Itkin shall be entitled to indemnification and exculpation pursuant to the indemnification agreements of the Company as in effect from time to time and to insurance pursuant to the Company’s applicable insurance policies. As the abovementioned amounts are within the range between the fixed amounts set forth in the Israeli regulations promulgated under the Companies Law concerning the remuneration of external directors and the maximum amounts set forth in the Alleviation Regulations, they are exempt from shareholder approval, in accordance with the Israeli Companies Regulations (Relief from Related Party Transactions), 2000 and the shareholders will not vote on the approval thereof. These cash amounts are subject to an annual adjustment for changes in the Israeli consumer price index and to an annual adjustment in accordance with the classification of the Company according to the size of its capital. VAT shall be added to the above compensation in accordance with applicable law. Director nominees may assign their right to remunerations to the shareholder that appointed them.

It is proposed that the following resolutions be adopted at the Meeting:

1.A. “RESOLVED, that the election of Ms. Rachel Guz-Lavi to the Board as a Class I director until the annual general meeting to be held in 2029 and until her successor is duly elected and qualified or until such earlier time as her office is vacated, be, and hereby is, approved.”

1.B. “RESOLVED, that the election of Mr. Hagai Itkin to the Board as a Class I director until the annual general meeting to be held in 2029 and until his successor is duly elected and qualified or until such earlier time as his office is vacated, be, and hereby is, approved.”

Required Vote

See “Required Vote and Voting Procedures” above.

The Board recommends that the shareholders vote “FOR” the proposed resolutions.

Item no. 2

To approve THE 2026 bonus plan for dr. elazar sonnenschein, our chief executive officer and director and our controlling shareholder

Background

Pursuant to applicable Israeli law, an engagement with the Company’s controlling shareholder, who also serves as the Company’s Chief Executive Officer, including with respect to his terms of office and employment, must be approved by the Compensation Committee, Board of Directors and shareholders of the Company, in that order. In addition, such terms of office and employment should generally be consistent with the Company’s compensation policy. The compensation package of our Chief Executive Officer is comprised of three main components: base salary, annual cash bonus and equity grants. Only the base salary is guaranteed, while the other two components, the annual cash bonus and the equity awards (or the value thereof), are at risk and conditioned upon the success of our Chief Executive Officer and the Company.

Annual Bonus Plan for 2026

As part of the Company’s forward-looking strategic plans, the Compensation Committee and Board of Directors believe that it is appropriate to create for Dr. Elazar Sonnenschein an annual cash bonus plan for the year 2026 that awards annual achievements and that is aligned with the Company’s forward-looking strategy (the “CEO 2026 Bonus Plan”). The CEO 2026 Bonus Plan includes annual measurable objectives that were set in advance for 2026 by the Compensation Committee and Board of Directors, which include significant operational, financial and business targets that are derived from the Company’s annual work plan and strategy, and include a discretionary component, as further detailed below.

Target, Maximum Annual Cash Bonus and Eligibility:

The annual cash bonus amount that Dr. Sonnenschein will be entitled to upon achievement of 100% of his objectives, as shall be determined by the Compensation Committee and Board for 2026, i.e., his target annual cash bonus, will be up to 6 of his monthly base salaries.

The CEO 2026 Bonus Plan includes the following targets and their respective weights:

Type of Objective	Target	Weight	Additional Details
Measurable – cash flow	Annual burn rate of no more than 110% compared to the annual burn rate in 2025 (i.e., an increase of no more than ten percent (10%) compared to the burn rate in 2025).	5%

Measurable – total system sales	Annual system sales.	20%	●	The target shall be a pre-determined amount as approved by the Board in advance;
			●	Threshold: sales of at least $80% of the target;
			●	Overachievement: sales of over 110% of the target (i.e. 10% over the target) will entitle additional 2% of the total on-target bonus.

Measurable – system sales in the U.S.	Annual system sales.	10%	●	The target shall be a pre-determined amount as approved by the Board in advance.
			●	Threshold: sales of at least 80% of the target;
			●	Overachievement: sales of over 110% of the target (i.e. 10% over the target) will entitle additional 2% of the total on-target bonus.

Measurable – fund raising	Raising additional funds in a pre-determined amount.	20%	●	Threshold: raising new funds in a pre-determined amount as approved by the Board in advance;
			●	Overachievement: raising additional funds of more than 133% of the target (i.e. 33% over the target) will entitle additional 2% of the on-target bonus.

Measurable – extending labeling with a new measurable parameter	Initiating a study in support of FDA 510K clearance until September 30, 2026.	20%	The parameter shall be pre-determined by the Board in advance.

Measurable – development of a new function	Completing the technical file required for AMAR or MDR certification by June 30, 2026.	5%	The function shall be pre-determined by the Board in advance.

Measurable – factory relocation	Production line in the Company’s new facility to become operational until December 31, 2026, with production of a pre-determined number of transducers without failure.	5%	The pre-determined number of transducers shall be approved in advance by the Board.

Measurable – automation transducers	Transferring the automatic production of transducers machines to Israel from Korea and starting production of a pre-determined number of transducers by December 31, 2026.	5%	The pre-determined number of transducers shall be approved in advance by the Board.

Non-measurable	Personal assessment by the Board of Directors.	10%	Should Dr. Sonnenschein be a controlling shareholder at the payment date of the annual bonus for 2026, the payment for this non-measurable objective will be subject to shareholder approval in accordance with applicable Israeli law.

In the event that Dr. Sonnenschein’s service as the Company’s Chief Executive Officer ends prior to the last day of 2026, Dr. Sonnenschein shall be eligible to receive the annual cash bonus for 2026 on a pro-rata basis, based on the number of days during which he served as the Company’s Chief Executive Officer in 2026.

The Compensation Committee and Board of Directors believe that the proposed targets for the CEO 2026 Bonus Plan and the maximum bonus payment reflect an appropriate level of cash compensation incentive for the Company’s Chief Executive Officer, taking into account Dr. Sonnenschein’s expertise, experience, value and importance to the Company and its future plans, success, growth and profitability. It also suitably links pay and performance and aligns Dr. Sonnenschein’s interests with those of the Company and its shareholders.

Subject to receipt of shareholder approval for the CEO 2026 Bonus Plan, the Compensation Committee and Board of Directors will determine, subject to the terms herein, without the need for further shareholder approval (other than with respect to the non-measurable objective, as detailed above), the actual payment to be paid, if any, to Dr. Sonnenschein pursuant to the CEO 2026 Bonus Plan.

The proposed CEO 2026 Bonus Plan is consistent with the Company’s compensation policy currently in effect.

Considerations taken by the Compensation Committee and the Board of Directors when approving the CEO 2026 Bonus Plan

When considering the proposed CEO 2026 Bonus Plan, in addition to the considerations specified above and the confirmation that the proposed terms are consistent with the Company’s compensation policy currently in effect, our Compensation Committee and Board of Directors analyzed all factors and considerations required under the compensation policy and the Companies Law, including, among other things: (i) nature of the Company’s business; (ii) the responsibilities and duties of Chief Executive Officer, considering the size of the Company and the scope, complexity and nature of its operations; (iii) Dr. Sonnenschein’s education, qualifications, expertise and experience, and his performance in his previous roles; (iv) the challenges that the Company faces; (v) the need to enhance the global competitiveness of the Company in retaining its Chief Executive Officer; (vi) the appropriate balance between the fixed components and the variable components comprising the proposed compensation, and the fact that the variable components are limited to maximums that are consistent with the requirement for a close link between payments to the Executive Chief Officer and the Company’s performance, while protecting the interests of the Company and its shareholders; (vii) examination of data regarding the ratio between the proposed compensation and the compensation of the rest of the Company’s employees and, particularly, the ratio to the average compensation and the median compensation of such employees and the impact of the gaps between them on the labor relations in the Company, and determination that the said ratio is reasonable and will not adversely affect labor relations in the Company; and (viii) other relevant information and materials that they deemed fit (collectively, the “Compensation Considerations”). After analyzing all relevant factors and considerations detailed above or otherwise required under the Companies Law, the Compensation Committee and Board of Directors have determined the proposed CEO 2026 Bonus Plan for Dr. Sonnenschein to be reasonable, appropriate and for the benefit of the Company, and recommend to the Company’s shareholders to approve it.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that the CEO 2026 Bonus Plan for Dr. Sonnenschein specified above be, and hereby is, approved.”

Required Vote

See “Required Vote and Voting Procedures” above.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

Item no. 3

To approve the PAYMENT OF 100% OF THE discretionary component in the PREVIOUSLY APPROVED annual cash bonus for 2025 to dr. elazar sonnenschein, our chief executive officer and director and our controlling shareholder

Background

Pursuant to applicable Israeli law, an engagement with the Company’s controlling shareholder, who also serves as the Company’s Chief Executive Officer, including with respect to his terms of office and employment, must be approved by the Compensation Committee, Board of Directors and shareholders of the Company, in that order. In addition, such terms of office and employment should generally be consistent with the Company’s compensation policy. Such approvals are also required with respect to the payment of the non-measurable (discretionary) component of the controlling shareholder’s annual cash bonus.

Pursuant to Dr. Sonnenschein’s employment agreement, he is entitled to a gross monthly base salary of NIS 130,000 (approximately $37,649 according to the Representative Rate, as approved by our shareholders at the annual general meeting of our shareholders which took place on May 20, 2025 (the “2025 EGM”). Dr. Sonnenschein is also entitled to certain benefits and perquisites customary in Israel, including those mandated by applicable law. In addition, our shareholders also approved at the 2025 EGM an annual bonus plan for Dr. Sonnenschein for 2025 (the “CEO 2025 Bonus Plan”), pursuant to which Dr. Sonnenschein is eligible for an annual cash bonus for the year 2025 upon achieving certain objectives approved at the 2025 EGM, up to a total amount equal to 6 monthly base salaries upon achievement of 100% of his objectives. 10% of the CEO 2025 Bonus Plan is discretionary as the Board of Directors shall determine.

Our Compensation Committee and Board of Directors approved, and now our shareholders are asked to approve, that due to his extraordinary efforts in 2025, which included leading an extensive and demanding FDA process for obtaining De-Novo clearance for the distribution of the Pulsenmore ES in the U.S., re-structuring the Company’s sales department to align with market needs, leading the Company’s strategic partnership with strategic partnership with Clalit Health Services, the largest health service organization (HMO) in Israel, which allows it to purchase, sell, and market the Pulsenmore ES, and leading the Company’s dual-listing for trading on the Nasdaq Capital Market, Dr. Sonnenschein shall be paid 100% of the discretionary component included in the CEO 2025 Bonus Plan, which amounts to NIS 77,625 (approximately $22,500 according to the Representative Rate), which the Company does not consider to have a material effect on its financial position or results of operation.

Considerations taken by the Compensation Committee and the Board of Directors when approving Dr. Sonnenschein’s special cash bonus

When considering Dr. Sonnenschein’s eligibility to be paid 100% of the discretionary component in the CEO 2025 Bonus Plan, in addition to the considerations specified above and the confirmation that such discretionary component is consistent with the Company’s compensation policy currently in effect, our Compensation Committee and Board of Directors analyzed all factors and considerations required under the compensation policy and the Companies Law, including, among other things the Compensation Considerations. After analyzing all relevant factors and considerations detailed above or otherwise required under the Companies Law, the Compensation Committee and Board of Directors have determined that the payment of 100% of the discretionary component in the CEO 2025 Bonus Plan to Dr. Sonnenschein is reasonable, appropriate and for the benefit of the Company, and recommend to the Company’s shareholders to approve it.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that the payment of 100% of the discretionary component in the CEO 2025 Bonus Plan in the amount of NIS 77,625 (approximately $22,500 according to the Representative Rate) to Dr. Sonnenschein as specified above be, and hereby is, approved.”

Required Vote

See “Required Vote and Voting Procedures” above.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

Item no. 4

To approve the PAYMENT OF 100% OF THE discretionary component in the PREVIOUSLY APPROVED annual cash bonus for 2025 to menashe sonnenschein, our vp r&d, for his efforts in 2025

Background

Pursuant to applicable Israeli law, an engagement with a family member (as such term is defined in the Companies Law) of the Company’s controlling shareholder, who also serves as the Company’s VP R&D, including with respect to his terms of office and employment, must generally be approved by the Compensation Committee, Board of Directors and shareholders of the Company, in that order. In addition, such terms of office and employment should generally be consistent with the Company’s compensation policy. Such approvals are also required with respect to the payment of the non-measurable (discretionary) component of the annual cash bonus payable to a family member of the Company’s controlling shareholder. Since Menashe Sonnenschein is the brother of Dr. Sonnenschein, our Chief Executive Officer and Director and our controlling shareholder, such payment is subject to the approvals detailed above.

Pursuant to Mr. Sonnenschein’s employment agreement, he is entitled to a gross monthly base salary of NIS 55,000 (approximately $18,638 according to the Representative Rate, as approved by our shareholders at the extraordinary general meeting of our shareholders which took place on December 5, 2024. Mr. Sonnenschein is also entitled to certain benefits and perquisites customary in Israel, including those mandated by applicable law. In addition, Mr. Sonnenschein is entitled to an annual bonus for 2025 pursuant to a bonus plan approved by our Compensation Committee and Board of Directors (the “VP R&D 2025 Bonus Plan”), upon achieving certain pre-approved objectives, up to a total amount equal to 2 monthly base salaries upon achievement of 100% of his objectives, as approved at the 2025 EGM. 10% of the VP R&D 2025 Bonus Plan is discretionary as the Board of Directors shall determine.

Our Compensation Committee and Board of Directors approved, and now our shareholders are asked to approve, that due to his extraordinary efforts in 2025, which included significant effort in enabling iOS cradles, significant support in the Company’s FDA efforts and being fully available to any changing Company needs, Mr. Sonnenschein shall be paid 100% of the discretionary component included in the VP R&D 2025 Bonus Plan, which amounts to NIS 12,075 (approximately $3,500 according to the Representative Rate), which the Company does not consider to have a material effect on its financial position or results of operation.

Considerations taken by the Compensation Committee and the Board of Directors when approving Mr. Sonnenschein’s special cash bonus

When considering the Mr. Sonnenschein’s eligibility to be paid 100% of the discretionary component in the VP R&D 2025 Bonus Plan, in addition to the considerations specified above and the confirmation that such discretionary component is consistent with the Company’s compensation policy currently in effect, our Compensation Committee and Board of Directors analyzed all factors and considerations required under the compensation policy and the Companies Law, including, among other things the Compensation Considerations. After analyzing all relevant factors and considerations detailed above or otherwise required under the Companies Law, the Compensation Committee and Board of Directors have determined that the payment of 100% of the discretionary component in the VP R&D 2025 Bonus Plan to Mr. Sonnenschein is reasonable, appropriate and for the benefit of the Company, and recommend to the Company’s shareholders to approve it.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that the payment of 100% of the discretionary component in the VP R&D 2025 Bonus Plan in the amount of NIS 12,075 (approximately $3,500 according to the Representative Rate) to Mr. Sonnenschein as specified above be, and hereby is, approved.”

Required Vote

See “Required Vote and Voting Procedures” above.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

Item no. 5

To approve the REVISED amended and restated compensation policy of the company

Background

As required under the Companies Law, the Company maintains a compensation policy that provides a framework for terms of office and employment of our office holders, including cash compensation; equity awards; severance and other benefits; the grant of an exemption from liability; insurance coverage; and an undertaking to indemnify or indemnification. The Company’s compensation policy was originally approved by our shareholders on June 3, 2021 and is valid until June 2026. The Companies Law also requires that the compensation policy be reviewed from time to time by the Compensation Committee and the Board of Directors, to consider its adequacy and propose amendments to the extent appropriate or required. The adoption, amendment and restatement of the compensation policy is to be approved by the Board of Directors, after considering the recommendation of the Compensation Committee. Following such approvals, the compensation policy should be approved by the Company’s shareholders, subject to the Special Majority requirements that are detailed above in the “Required Vote and Voting Procedures” section, except that the approval of the shareholders may be waived in certain circumstances prescribed by the Companies Law.

On April 26, 2026, following the recommendation of our Compensation Committee, our Board of Directors approved a proposed amended and restated compensation policy, which was attached as Appendix A to the Company’s proxy statement furnished as an exhibit to the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on May 7, 2026 (the “Previously Proposed A&R Compensation Policy”). Following the filing of the Previously Proposed A&R Compensation Policy, the Company discussed the proposed changes to the compensation policy with shareholders and took their feedback into consideration. The Company was attentive to such feedback and, based on that feedback, substantial changes have been made to the Previously Proposed A&R Compensation Policy, which materially tightens the compensation framework, mainly by lowering several compensation caps and adding an overall annual cost cap. The revised amended and restated compensation policy now submitted for shareholder approval is attached to this Proxy Statement as Appendix A (the “Revised A&R Compensation Policy”).

No officer will be entitled to any additional compensation by virtue of the approval of the Revised A&R Compensation Policy pursuant to this Item No. 5. Any additional compensation to be paid to any of the Company’s officers will be subject to the required approvals under applicable Israeli law.

Revised A&R Compensation Policy – Main Revisions Compared to the Previously Proposed A&R Compensation Policy

●	Maximum variable component ratio substantially reduced

The maximum variable component ratio was substantially reduced, as follows:

○	with respect to the CEO and the Active Chairman, the maximum ratio was reduced from 350% to 150%;

○	with respect to office holders who are not the Chief Executive Office or the Active Chairman of the Board (“other officers”), the maximum ratio was reduced from 200% to 130%; and

○	with respect to other officers who are residents of foreign jurisdictions and/or are employed outside Israel, a new separate cap of 195% was introduced.

●	Monthly base salary caps substantially reduced

The maximum monthly base salary (gross, excluding benefits and social security) for a 100% position was substantially reduced, as follows:

○	with respect to the CEO and the Active Chairman, the maximum monthly base salary was reduced from NIS 200,000 to NIS 130,000; and

○	with respect to other officers, the maximum monthly base salary was reduced from NIS 120,000 to NIS 75,000.

●	Annual bonus caps substantially reduced

The maximum annual bonus for full-time company executives was substantially reduced, as follows:

○	with respect to the CEO and the Active Chairman, the maximum annual bonus was reduced from NIS 900,000 to NIS 780,000;

○	with respect to other officers, the maximum annual bonus was reduced from NIS 450,000 to NIS 260,000; and

It should be noted that with respect to other officers who are residents of foreign jurisdictions and/or are employed outside Israel, the maximum annual bonus was increased from $300,000 to $ 400,000.

●	Equity compensation cap substantially reduced

With respect to the CEO, the Active Chairman and other officers, the maximum annual value of the benefit on the date of grant was substantially reduced from 3 times the applicable annual salary to 1 time the applicable annual salary.

In addition and notwithstanding the foregoing, for as long as the Company’s CEO is a controlling shareholder of the Company (as such term is defined in the Companies Law), no equity compensation shall be granted to the CEO by the Company.

●	New overall annual cost cap added

In addition to all the foregoing reduced caps, a new overall cost cap was added, according to which the annual total cost of tenure and employment of each of the officers (including the fixed component, annual bonus and equity component) shall not exceed the following:

○	with respect to the CEO – NIS 3,000,000;

○	with respect to the Active Chairman – NIS 2,500,000;

○	with respect to other officers – NIS 2,000,000; and

○	with respect to officers who are residents of foreign jurisdictions and/or are employed outside Israel - $950,000.

This cap overrides other provisions included in the Revised A&R Compensation Policy and requires reducing variable compensation, if needed.

In determining the Revised A&R Compensation Policy, the Compensation Committee and our Board of Directors considered various factors, including the relevant provisions set forth in the Companies Law and regulations applicable to companies such as ours, market practices, competitive markets and the best interest of the Company and our shareholders. The Compensation Committee and our Board of Directors reviewed various data and information they deemed relevant, with the advice and assistance of management and outside legal counsel. The Revised A&R Compensation Policy is intended to present an accurate understanding of and better define the Company’s compensation practices following the Company’s dual-listing on the Nasdaq, thus further aligning the interests of our office holders with the interests of the Company and our shareholders.

Revised A&R Compensation Policy - Main Revisions Compared to the Current Compensation Policy

●	General

The amounts specified in the Revised A&R Compensation Policy shall be linked once a year, in February of each year, to the increase in the Israeli Consumer Price Index (CPI), based on the CPI known for January (as published during February).

●	Maximum variable component ratio

The maximum variable component ratio was substantially reduced, as detailed above, and will be as follows:

○	with respect to the CEO and the Active Chairman, the maximum ratio was reduced from 350% to 150%;

○	with respect to other officers, the maximum ratio was reduced from 183% to 130%; and

○	with respect to other officers who are residents of foreign jurisdictions and/or are employed outside Israel, a new separate cap of 195% was introduced.

●	Fixed components

○	the maximum monthly base salary (gross, excluding benefits and social security) for a 100% position for other officers who are residents of foreign jurisdictions and/or are employed outside Israel, shall be increased from $25,000 to $35,000.

○	with respect to officers who are residents of foreign jurisdictions and/or are employed outside Israel, the social benefits to which they may be entitled shall be provided as customary and in accordance with applicable local law and practice in such jurisdiction, and may include, inter alia, health insurance and retirement savings plans (such as a 401(k) plan), in addition to any mandatory contributions required under applicable law. Without derogating from the foregoing, with respect to officers who are residents of foreign jurisdictions and/or are employed outside Israel, if the Company does not maintain a customary benefit plan in the relevant jurisdiction, the Company may provide alternative arrangements or reimbursement for the cost of comparable coverage or benefits, subject to applicable law, Company policy and the approvals required under law.

●	Annual bonus

The maximum annual bonus for full-time other officers who are residents of foreign jurisdictions and/or are employed outside Israel, the maximum annual bonus shall be increased from $100,000 to $300,000.

●	Equity compensation

With respect to the CEO, the Active Chairman and other officers, the maximum annual value of the benefit on the date of grant was substantially reduced from 3 times the applicable annual salary to 1 time the applicable annual salary.

In addition and notwithstanding the foregoing, for as long as the Company’s CEO is a controlling shareholder of the Company (as such term is defined in the Companies Law), no equity compensation shall be granted to the CEO by the Company.

●	Clawback

A provision was added to the Revised A&R Compensation Policy according to which, nothing in the Revised A&R Compensation Policy shall prevent the Company from determining clawback and/or repayment obligations in respect of bonuses and/or grants awarded to officers in other circumstances as well.

●	Offering bonus

The eligibility to receive IPO bonus was changed to offering bonus (given the fact that the Company is already listed for trading on the SEC and Nasdaq) in connection with a Company’s public offering on a stock exchange outside Israel.

●	Equity compensation

The ability to grant, among other things, restricted shares or any other equity instrument was added to the Revised A&R Compensation Policy.

●	Maximum advance notice/retirement grant

○	with respect to the Active Chairman of the Board, the maximum advance notice was extended from 3 months to 6 months; and

○	with respect to other officers who are residents of foreign jurisdictions and/or are employed outside Israel, the maximum advance notice shall be 9 months.

●	Other officers who are residents of foreign jurisdictions and/or are employed outside Israel may be entitled to a retirement/non-competition/adjustment grant of up to 6 months’ base salary.

●	Directors’ and officers’ liability insurance - the limit of liability per event and per annual insurance period, plus reasonable expenses, was increased from $10 million to $15 million.

Conclusion

The Compensation Committee and the Board of Directors believe that the Revised A&R Compensation Policy, which was approved following discussions held between the Company and shareholders and after receiving and implementing such shareholders’ feedback, is in the best interest of the Company and its shareholders as it promotes the Company’s objectives, business plan and long-term strategy, by creating appropriate incentives for the Company’s office holders, while taking into consideration the size and nature of operations of our Company, as well as the competitive environment in which it operates. The Revised A&R Compensation Policy presents an improved understanding of the Company’s compensation practices, better defines the boundaries of its compensation practices, provides greater transparency and enhances controls.

Should the Revised A&R Compensation Policy be approved by the Company’s shareholders, it shall be effective for a period of 3 years following its approval.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that the Revised A&R Compensation Policy, in the form attached as Appendix A to the Proxy Statement, be, and hereby is, approved.”

Required Vote

See “Required Vote and Voting Procedures” above.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

Item no. 6

To approve the re-appointment of independent auditors

Background

The Companies Law and our Articles provide that an independent auditor of the Company shall be appointed at the annual general meeting of shareholders of the Company. The independent auditor shall serve in this position until immediately following the date of the next annual general meeting. An independent auditor who has completed a period of appointment as aforesaid may be reappointed.

General

At the Meeting, shareholders will be asked to re-appoint Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited (“PwC”), as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2026 and until the next annual general meeting of the Company’s shareholders and to authorize the Board, upon the recommendation of the Audit Committee, to set the remuneration of PwC, in accordance with the volume and nature of its services.

PwC has served as the Company’s independent registered public accounting firm since 2021 and has no relationship with the Company or with any affiliate of the Company except as auditor, tax consultant and as a provider of other consultancy services.

As a result of the combined provisions of the Israeli law, the Articles and the Sarbanes-Oxley Act of 2002, the appointment of the independent registered public accounting firm requires the approval of the shareholders of the Company, and its remuneration requires the approval of the Board, following approval and recommendation by the Audit Committee. The Audit Committee and the Board have reviewed, and are satisfied with, the performance of PwC, and have approved and are recommending shareholders to approve their re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026 2026 and until the next annual general meeting of the Company’s shareholders.

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the Company’s independent registered public accounting firm, PwC. These services may include audit services, tax services and other consulting services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, the Company’s independent registered public accounting firm and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

The following table presents the aggregate amounts of fees paid or to be paid by the Company to PwC for the services rendered in the fiscal years ended December 31, 2024 and 2025:

	Year Ended December 31,
	2025	2024
Services Rendered	(in thousands of U.S. dollars)

Audit Fees(1)	184	56
Audit-Related Fees(2)	169	8
Tax Fees(3)	14	8
Total	367	72

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related services relate to reports to the Israel Innovation Authority and work regarding a public listing or offering.

(3)	Tax fees relate to tax compliance, planning and advice.

Approval of the re-appointment of PwC as the Company’s independent registered public accounting firm is now being sought from the Company’s shareholders.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of PwC as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2026 and until the next annual general meeting of the Company’s shareholders and the authorization of the Board of Directors, upon the recommendation of the Audit Committee, to set the remuneration of PwC, in accordance with the volume and nature of its services be, and hereby is, approved.”

PRESENTATION OF THE 2025 FINANCIAL STATEMENTS

The Board has approved, and is presenting to shareholders for receipt and consideration at the Meeting, the Company’s annual consolidated financial statements for the year ended December 31, 2025, which are included in the Company’s annual report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 30, 2026, and accessible through the Company’s website at http://pulsenmore.com/, through the SEC’s website www.sec.gov, through the ISA’s electronic filing system at http://www.magna.isa.gov.il, or through the website of the TASE at http://maya.tase.co.il. None of the Company’s annual consolidated financial statements for the year ended December 31, 2025, the Company’s annual report on Form 20-F for the year ended December 31, 2025 or the contents of our website forms part of the proxy solicitation material. This item will not involve a vote of the shareholders.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, ordinary shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20-F for the year ended December 31, 2025 filed with the SEC on March 30, 2026, is available for viewing and downloading on the Company’s website at http://pulsenmore.com/, through the SEC’s website www.sec.gov, through the ISA’s electronic filing system at http://www.magna.isa.gov.il, or through the website of the TASE at http://maya.tase.co.il.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers, and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov and the ISA’s website at www.magna.isa.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules.

By Order of the Board of Directors,

/s/ Jonathan Adereth
Jonathan Adereth
Chairman of the Board of Directors
Ramat Gan, Israel
July 1, 2026

Pulsenmore Ltd.

Amended and Restated

Compensation Policy for Company Officers

A.	Background; Purpose of the Document

1.	The company attaches great importance to the human factor at all levels of the company, and in particular to officers at the management level of the company. Therefore, it is very important to properly and appropriately compensate the company’s officers for their contribution to its business success, taking into account, among other things, the areas of responsibility of the officers and the company’s risk management policy.

2.	The company has established a compensation policy for executives that takes into account improvements in the company’s business processes and conduct in its business environment and encourages increased profitability over time. The compensation policy was determined in a manner consistent with the company’s business strategy, as well as in a manner intended to increase the sense of identification of the officers with the company and its activities, increase their satisfaction and motivation, and retain high-quality officers in the company over time.

3.	The compensation policy was established in accordance with the principles set forth in the Companies Law, 5759-1999 (the “Companies Law”).

4.	It should be emphasized that this document does not establish any rights for the officers to whom the ~~remuneration~~compensation policy principles apply or for any other third party. The company is not obligated to grant the officers the components specified in the ~~remuneration~~compensation policy, in whole or in part, and is not obligated to grant the maximum rate set for any of the ~~remuneration~~compensation components. The ~~remuneration~~compensation components to which an officer will be entitled will be only those approved for him individually by the authorized bodies of the company (the ~~remuneration~~compensation committee, the board of directors, and the general meeting, as applicable, and subject to the provisions of any law).

5.	This compensation policy should not be construed as exhaustive of all legal provisions. This compensation policy does not replace or detract from the provisions set forth in existing laws and regulations. The definitions and terms in this policy shall have the meanings assigned to them in the Companies Law, unless otherwise defined in the compensation policy.

6.	The compensation policy shall apply to compensation approved from the date of adoption of the compensation policy by the company onwards. It should be noted that the compensation policy does not affect the company's existing engagements with officers.

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This compensation policy is written in the masculine form but refers to both men and women.

B.	Compensation Policy Principles

The terms of office and employment of officers in the company will be determined with consideration and in accordance with the following principles:

7.	When reviewing and approving the terms of office and employment of an officer, the Compensation Committee and the Board of Directors shall consider all components of compensation, including monthly salary, fringe benefits, bonuses and grants, equity compensation, retirement benefits (grants, payments, rewards, compensation, or any other benefit provided to the office holder in connection with the termination of his or her position in the company, including a notice period), as well as any benefit, payment, or commitment to pay or provide such a benefit, if any, provided due to such tenure or employment.

8.	The Compensation Committee and the Board of Directors shall examine the economic value of the entire compensation package, taking into account the company’s financial results and, to the extent that it is based on targets, an examination of those targets.

9.	Furthermore, in accordance with the company's risk management policy, it must be ensured, as far as possible, that the components of the ~~remuneration~~compensation are challenging, but do not encourage risk-taking beyond the range of risk that the company desires or the performance of actions that constitute a conflict of interest for the company.

10.	When reviewing and approving the terms of office and employment of an office holder, the ~~compensation committee~~Compensation Committee and the ~~board~~Board of ~~directors~~Directors shall consider, among other things, the office holder's education, skills, expertise, professional experience, and achievements within the company (if employed prior to the date of approval) and outside the company. In addition, if required by the Compensation Committee or the Board of Directors, comparative data will be presented regarding officers in comparable public companies or other companies, in Israel or abroad, that are as similar as possible to the ~~Company and whose shares are traded on the Tel Aviv Stock Exchange Ltd~~company.

When approving the terms of office and employment of an officer appointed to the company for the first time, certificates and documents attesting to the officer’s education and professional experience shall be presented to the members of the Compensation Committee and the Board of Directors, to the extent possible.

11.	Once a year, no later than February, the Compensation Committee shall review the amounts specified in the ~~policy and consider updating them in accordance with market data.~~compensation policy and consider updating them in accordance with market data. Without derogating from the foregoing, the amounts specified in this compensation policy shall be linked once a year, in February of each year, to the increase in the Israeli Consumer Price Index (CPI), based on the CPI known for January (as published during February). It is clarified that if there is a decrease in such index, the amounts specified in this compensation policy shall not be reduced as a result thereof.

12.	~~Remuneration~~Compensation ratio

12.1.	When determining the terms of office or employment, the Compensation Committee and the Board of Directors (as applicable, as the case may be) shall review the ratio between the cost of the terms of office and employment of the office holder and the cost of the salaries of the rest of the company’s employees, and shall indicate whether, in their opinion, this is an appropriate and reasonable ratio considering the nature of the company, its size, its workforce mix, and its field of activity.

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12.2.	As of the date of approval of this compensation policy, the ratio between the average cost of the terms of office and employment of the ~~chairman~~Chairman of the ~~board~~Board of Directors, the company's CEO, and ~~non-director~~other officers (based on their salary cost for a 100% position in the company) and the average and median salary costs of the company's other employees are as follows:

	Average	Median
Company CEO	~~540~~739%	~~667~~912%
Active Chairman of the Board of Directors	~~900~~502%	~~1111~~620%
Other officers	~~326~~300%	~~402~~371%
~~Vice President Overseas~~	~~240%~~	~~296%~~

The Compensation Committee and the Board of Directors believe that these ratios are reasonable, fair, and justified given the nature of the positions held by the officers and their areas of responsibility, and that these ratios do not adversely affect labor relations within the company.

12.3.	The ratio between the variable and fixed components to be paid to the office holder will be determined in accordance with the company's risk management policy and the objectives of this compensation policy. The alignment between the ~~remuneration~~compensation components will be reflected in appropriate payment while encouraging measured risk-taking that will improve the company's performance. In any given year, the maximum variable component ratio shall not exceed:[1]

Maximum variable components
Company CEO	~~350~~150%
Active Chairman of the Board of Directors	~~350~~150%
Other officers	~~183~~130%
~~Vice President Overseas~~Other officers who are residents of foreign jurisdictions and/or are employed outside Israel	~~183~~195%

13.	Insignificant change in terms of office and employment

13.1.	A non-material change in the terms of office and employment of the company's CEO (who is not a director) will be approved by the compensation committeeCompensation Committee and the company's ~~board~~Board of ~~directors~~Directors only, subject to the condition that the terms of office and employment of the company's CEO after the said change are in line with the compensation policy. In the case of a CEO who is a director and/or controlling shareholder, the approval will be made in accordance with the law.

13.2.	A non-material change in the terms of office and employment of a vice president or other subordinate officer of the CEO shall be approved by the CEO of the company alone, subject to the condition that the terms of his office and employment after the said change are consistent with the ~~remuneration~~compensation policy.

For the purposes of this compensation policy, a "non-material change" shall be deemed to be a change of up to ten percent (10%) in relation to the approved compensation package (cumulatively over the entire compensation policy period) and provided that it does not exceed the ceilings specified in this compensation policy.

[1]	It should be emphasized that this refers only to the planned ratio, assuming receipt of the full annual grant determined for each of the officers in the company or in the relevant subsidiaries. The actual ratio in a given year between the components of the compensation package may differ due to underperformance or overperformance, which may affect the variable compensation as described in this compensation policy. In calculating the ranges described above, special bonuses, retirement bonuses, adjustment bonuses, and the like were not taken into account.

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C.	Fixed Components

14.	The maximum monthly base salary (gross, excluding benefits and social security) (“base salary”) for company executives is as follows:

Position	Maximum monthly base salary for 100% position
CEO	NIS 130,000
Active Chairman of the Board of Directors	NIS 130,000
Other ~~position (except director)~~officers	NIS 75,000
~~Vice President abroad~~Other officers who are residents of foreign jurisdictions and/or are employed outside Israel	$~~25~~35,000

15.	The base salary of each officer will be reviewed by the Compensation Committee and the Board of Directors from time to time and updated as necessary, after reviewing it against the company’s business situation and the workforce employed at that time and, if necessary, against external market conditions.

16.	Officers employed under an employment agreement (i.e., not providing management services under a management agreement with a company they own) will be entitled to social benefits customary in the labor market for senior executives and in accordance with company practice, such as contributions to a provident fund, pension and executive insurance for benefits and compensation, which shall not be less than the contributions stipulated by law, contributions to a study fund, disability insurance, vacation, sick leave, and convalescence pay. With respect to officers who are residents of foreign jurisdictions and/or are employed outside Israel, such social benefits shall be provided as customary and in accordance with applicable local law and practice in such jurisdiction, and may include, inter alia, health insurance and retirement savings plans (such as a 401(k) plan), in addition to any mandatory contributions required under applicable law. Without derogating from the foregoing, with respect to officers who are residents of foreign jurisdictions and/or are employed outside Israel, if the company does not maintain a customary benefit plan in the relevant jurisdiction, the company may provide alternative arrangements or reimbursement for the cost of comparable coverage or benefits, subject to applicable law, company policy and the approvals required under law.

It should be clarified that for officers serving under a management agreement with a company they own, there will be no employer-employee relationship with the company and they will not be entitled to the conditions set forth in this section, as these are included in the management fees as stated. The inclusion will be made by adding 30% to the accepted gross salary as compensation for the lack of social benefits. In addition, an additional amount will be added based on a calculation of additional benefits waived by the officer (e.g., a grade 6 vehicle).

17.	The terms of service and employment for officers, whether serving in the company under a management agreement or employed as salaried employees of the company, may include additional benefits, including: A vehicle (in kind, under an operating lease or in value) and vehicle expenses as customary for officers of their rank, vehicle and telephone allowances, study fund allowances above the tax exemption ceiling, 13th month salary, telephone and mobile phone expenses (including travel expense reimbursement), entitlement to sick pay from the first day of absence, annual leave, holiday gifts, medical examinations, etc.

In addition, office holders may be entitled to reimbursement/payment of reasonable expenses incurred in the course of their duties in accordance with company policy as determined from time to time, including hospitality and per diem expenses incurred in the course of their duties in accordance with company procedures. There is no ceiling on the amount of such reimbursement.

The company shall be entitled to deduct any tax imposed on the office holder in respect of any component or components of the ~~remuneration~~compensation, including any benefit granted to him/her.

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D.	Variable components

18.	The company may grant officers an annual bonus based on parameters and targets set out in a bonus plan or individually for each officer or as part of their employment or service agreement, for each year or longer period, at the discretion of the body authorized to set the targets. The annual bonus for officers will be based on measurable and qualitative targets, or any combination thereof.

The quantitative indicators will be determined in advance, while performance evaluation based on qualitative indicators will be reviewed retrospectively. The ~~board~~Board of ~~directors~~Directors may decide to change the targets for any of the company's officers after the recommendation and approval of the ~~compensation committee.~~Compensation Committee. It is clarified that targets will be changed retroactively only if there are special circumstances (e.g., a change in role during the year, a change in the company's activities or assets, entry into new projects, execution of material transactions during the year, requiring the officer to divert his or her managerial attention to them) or material events that have occurred, justifying the change in targets, as required by the circumstances or special events, all without prejudice to the company's interests.

The relative weight of the personal goals and qualitative goals out of the total goals for the bonus will be as follows:

Position	Relative weight
	Measurable personal goals	Measurable company-level goals	Qualitative goals
Company CEO	Up to 40%	Balance	Up to 10%
Other ~~officer (except director)~~officers	Up to 70%	Balance	Up to 10%

However, the scope of the grant to the company’s CEO, based on qualitative targets at the company’s discretion, shall not exceed three (3) times the base salary.

19.	Measurable targets

Measurable targets will include one or more of the following:

19.1.	Company-level targets: These will include measurable components that the Compensation Committee will select at the beginning of each year for that year’s bonus from among components such as those listed below: cash flow, net profit, EBITDA, operating profit, pre-tax profit, sales, revenue, orders received, operational targets, strategic targets such as: meeting the schedule of significant projects, achieving significant milestones, entering into significant agreements, etc., as well as corporate governance targets and other general targets of the company. It should be noted that the above list is presented as an example and is not exhaustive, and that different positions may be assigned different targets.

19.2.	Personal goals: These will include measurable components that are directly affected by the activities of the relevant position holder, such as: an index of completion of milestones in significant projects; adherence to budget; marketing and sales goals as relevant to the specific position; an index of compliance with internal procedures and compliance with legal requirements.

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In addition to the targets themselves, the relevant authorized body will determine guidelines or a numerical formula for calculating the levels of eligibility for the bonus in accordance with the achievement of the defined targets, such as a minimum eligibility threshold (below which no bonus will be paid for that target), relative eligibility and maximum eligibility for that target, and the relative weight of each of the selected targets. In the event that the relevant authorized body has not determined eligibility levels as described above, the calculation of the relative eligibility of the office holder for each target will be performed on a linear basis, so that the office holder will be eligible for the relative portion of the annual grant or the relative portion for each of the targets separately, as determined for him/her in accordance with his/her percentage of achievement of the targets (for example: meeting 80% of the targets (or a specific target) entitles the holder to 80% of the grant determined for full achievement of the targets (or the relevant target)).

20.	Qualitative targets

Performance evaluation, which will be carried out as customary in the company as part of the employee evaluation process and will also refer to non-financial or non-measurable criteria. The evaluation will refer, among other things, to the long-term contribution of the employee and his or her long-term performance.

21.	Setting targets

21.1.	The company's authorized bodies responsible for setting the measurable targets for which bonuses will be paid in a given year are as follows: With regard to the ~~chairman~~Chairman of the ~~board~~Board of ~~directors~~Directors or a director – the general meeting (except for the exceptions specified in this compensation policy); With regard to the company's CEO – the ~~compensation committee~~Compensation Committee and the ~~board~~Board of ~~directors~~Directors; With regard to other officers – the company's CEO or the ~~compensation committee~~Compensation Committee or the ~~company's board~~Board of ~~directors~~Directors.

21.2.	The company bodies authorized to approve grants based on criteria that cannot be measured are as follows: With regard to the ~~chairman~~Chairman of the ~~board~~Board of ~~directors~~Directors or a director – the general meeting; With regard to the company's CEO (who is not a director) and other company officers – the Compensation Committee and the Board of Directors.

21.3.	The meeting hereby authorizes, subject to its approval, the compensation policy and the officers mentioned in the above sections to set the targets.

22.	Threshold conditions for eligibility for an annual bonus

The relevant bodies shall determine one or more threshold conditions, such as: a percentage of the revenue target set in the annual work plan or a minimum profit amount or any other index, failure to meet which will prevent payment of part of the annual bonus based on measurable targets. However, in such cases, the Compensation Committee and the Board of Directors may decide, for reasons to be recorded, to pay part of the said grant, taking into account, among other things, events or circumstances that have occurred and justify such payment.

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23.	Annual Bonus Ceiling

The maximum annual bonus for full-time company executives is as follows:

Position	Maximum annual bonus
Company CEO	NIS 780,000
Active Chairman of the Board of Directors	NIS 780,000
Other ~~position (except director)~~officers	NIS 260,000
~~Vice President abroad~~Other officers who are residents of foreign jurisdictions and/or are employed outside Israel	$~~100~~400,000

24.	Grant payment date

24.1.	The annual grant will be paid to office holders once a year, after receiving the approvals required by law, shortly after the approval of the company’s audited financial statements for the relevant year.

24.2.	The Compensation Committee may approve the advance payment of an annual bonus, or payment on account of the annual bonus (including on a regular basis as monthly or quarterly payments), as the Compensation Committee deems appropriate.

24.3.	The ~~Company's~~ Board of Directors may approve, in relation to any of the officers, that the relevant annual bonus be paid in part or in full through equity instruments (in which case the restrictions set forth in Section 24 shall apply in relation to the value of the equity instruments on the date of issuance).

24.4.	An officer shall be required to repay to the company any amount overpaid (“repayment amount”) in respect of a bonus paid to him as part of the advance bonus referred to above, which in retrospect turned out to be ineligible for the officer, in whole or in part.

The company shall be entitled to offset the refund amount owed to it from any amount it is required to pay to the officer (even if the officer’s term of office has ended). In any case, the relevant authorized body shall determine the timing, manner, and conditions of such refund.

25.	One-time events

For the purpose of calculating the grants (including eligibility for grants), the Compensation Committee and the ~~Company's~~ Board of Directors shall be entitled (but are not required to) exclude one-time events from the company's financial results, whether such exclusion will increase the grant or create eligibility for a grant, or whether such exclusion will reduce the grant or result in no eligibility for a grant, depending on the nature of the event and its impact, as detailed below:

25.1.	Business changes: One-time transactions that are not part of the normal course of business, whether or not they were taken into account in advance when determining the company’s budget.

25.2.	Accounting changes: Changes in accounting standards during the year or in the interpretation of accounting bodies or the Securities Authority regarding their application, early adoption of accounting standards, change in the application of accounting policy, change in accounting classification, material changes in estimates, events requiring restatement of comparative figures for previous periods that have a material impact on the results for the reporting period, and so forth.

For the avoidance of doubt, an accounting change that affects comparative figures for previous periods will not affect the ~~remuneration~~compensation actually paid in the years prior to the adoption of the change.

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25.3.	Tax changes: Changes in tax rates, changes in legislation, regulations, or the position of the tax authorities in Israel, or an arrangement or ruling with the tax authorities, resulting in material changes in tax expenses or tax payments, changes in tax expenses or tax payments for previous years, whether due to an agreement or an order, and so forth.

25.4.	Force majeure events: Force majeure events or a general state of emergency or attacks on the company and its systems (including cyber attacks), etc.

26.	Eligibility of an employee who has terminated their employment

As a rule, an office holder who ceases to be employed by or provide services to the company during a calendar year shall be entitled to payment of the proportional part of the bonus for that year, according to the period of his or her term of office in that year, as well as the full bonus for predetermined targets that the office holder met or fulfilled at the end of his or her term of office. However, the ~~company's board~~Board of ~~directors~~Directors may decide, at its discretion, that the officer shall not be entitled to payment of the proportional part of the bonus.

27.	In the event that the company's consolidated and audited financial statements are restated, such that the amount of the annual bonus payable to the officer for that year, calculated in accordance with the amended data, the officer would have received a grant in a different amount, the company shall pay the officer or the officer shall return to the company, as the case may be, the difference between the amount of the grant he received and that to which he was entitled due to the said amendment, within a period to be determined by the ~~board~~Board of ~~directors~~Directors, which shall not exceed six (6) months (subject to the possibility of extending the period by up to six (6) additional months if the amount of the refund exceeds thirty percent (30%) of the officer's annual base salary), provided that 12 quarters have not yet passed since the date of approval of the grant to the officer. It should be clarified that the restatement of data in the financial statements resulting from changes in the law, regulations, or accounting rules shall not be considered a restatement that would trigger the provisions of this section. For the avoidance of doubt and without derogating from the validity of this Section, nothing herein shall prevent the company from determining clawback and/or repayment obligations in respect of bonuses and/or grants awarded to officers in other circumstances as well.

28.	In addition, in special cases, the ~~board~~Board of ~~directors~~Directors may reduce the annual grant or defer payment in whole or in part.

E.	Special bonus

29.	The ~~board~~Board of ~~directors~~Directors, after approval by the ~~compensation committee~~Compensation Committee, may decide to grant a special bonus for exceptional efforts or achievements by an officer of the company ("special bonus").

30.	Each year, the amount of the special bonus shall not exceed an amount equal to twelve (12) salaries of the relevant officer. However, if the special bonus is given to the company’s CEO for discretionary goals that weren’t set in advance, the special bonus, together with any other discretionary bonus given to the company’s CEO that year, can’t be more than three (3) times the base salary.

For the avoidance of doubt, the special bonus is in addition to the ceilings set forth in Section 23.

31.	~~IPO~~Offering Bonus

The company has decided to exclude from this compensation policy any special bonus granted in connection with ~~the~~a company's ~~listing~~public offering on ~~the Tel Aviv Stock Exchange Ltd~~a stock exchange outside Israel. The total special grants for this event, in relation to all officers of the company, shall not exceed twelve (12) times the base salary of the relevant officer.

Furthermore, if the company conducts an offering or registration for trading on a stock exchange outside of Israel in the future, the relevant authorized body shall be entitled to decide on the payment of a special grant to any of the officers (including the CEO) in an amount equal to up to twelve (12) times the base salary of the relevant officer.

For the sake of good order, the IPO bonuses referred to above are in addition to the ceilings set forth in Section 23.

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32.	Signing bonus

The company may grant a signing bonus of up to two (2) times the base salary of the relevant officer. For the sake of clarity, the signing bonus is in addition to the ceilings set forth in Section 24. The officer may be required to return to the company all or part of the signing bonus granted to him if he leaves the company of his own accord within two years of the commencement of his employment (clawback).

F.	Equity compensation

33.	The Compensation Committee and the ~~Company's~~ Board of Directors shall be entitled, subject to the provisions of the law, to grant to the ~~Company's~~company's officers, for the purpose of incentivizing the officers to increase the ~~Company's~~company's profits and for the purpose of strengthening the connection between the interests of the ~~Company's~~company's officers and its shareholders, restricted shares, restricted stock units (RSUs), performance shares (PSUs), stock options, phantom shares (options that can be settled in cash), non-recourse loans and loan guarantees for the purchase of company shares or any other equity instrument, all in accordance with a long-term compensation plan to be formulated and adopted by the company's institutions from time to time.[2]

~~33.~~ As of the date of approval of this compensation policy, the company has an option plan for employees and officers, which was approved on September 26, 2019 and a sub-plan for U.S. offerees, approved by the general meeting on September 6, 2023.

34.	The exercise price of the options will be determined by the ~~board~~Board of ~~directors~~Directors for each grantee and as specified in the relevant allocation agreement, and, where relevant to the grantee, in accordance with the principles of the compensation policy, provided that, unless otherwise specified, the exercise price of options for assignees who are officers of the company will be determined in accordance with the average price of the company's shares on the stock exchange during the thirty (30) trading days preceding the date of the ~~board~~Board of ~~directors'~~Directors' decision approving the granting of the equity compensation for the first time to the assignee, but not less than the share price at the end of the last trading day preceding the date of the ~~board~~Board of ~~directors'~~Directors' decision approving the granting of the equity compensation to the grantee for the first time[3]. The exercise price will be adjusted for dividend distributions.

35.	In the case of options, they may be exercised by way of cashless exercise, as determined by the ~~board~~Board of ~~directors~~Directors.

~~35.~~36.	The annual value of the benefit on the date of grant (and in relation to equity compensation paid in cash, such as phantom shares, on the date of payment) shall not exceed:

Position	Annual benefit value ceiling
Company CEO	~~3~~1 times annual salary
Active Chairman of the Board of Directors	~~3~~1 times annual salary
Other ~~position (except director)~~officers	1~~.5~~ times annual salary
~~Vice President abroad~~	~~1.5 times annual salary~~

The annual benefit value will be calculated on a straight-line basis over the vesting period.

Notwithstanding the foregoing, for as long as the Company's CEO is a controlling shareholder of the company (as such term is defined in the Companies Law), no equity compensation shall be granted to the CEO by the Company.

[2]	All of the company’s securities will be listed for trading on the stock exchange. The listing of any securities allocated by the company under the compensation policy will be subject to the provisions of the regulations and guidelines of the stock exchange as they will be at that time.
[3]	The exercise price shall not be less than the minimum price set forth in the provisions of the regulations and guidelines of the stock exchange as they shall be at that time.

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~~36.~~37.	Unless the Board of Directors has determined otherwise with respect to a particular grantee or a particular grant (a determination which shall not be subject to shareholder approval, unless such approval is required by applicable law) and such provision has been included in the relevant grant agreement, then securities shall vest (become exercisable) over a period of four (4) years, with twenty-five percent (25%) of the total securities granted to that assignee maturing and becoming exercisable after every twelve (12) full months of continuous service by the assignee.

~~37.~~38.	The Board of Directors may determine that in the event of a merger of the ~~Company~~company (a merger of the ~~Company~~company with or into another corporation, or the sale of all or substantially all of the Company's assets or shares) or a change in control of the ~~Company~~company, all or part of the balance of securities that have not yet matured will be accelerated.

~~38.~~39.	The exercise period for each matured security shall be up to seven (7) years from the date of its grant (or a shorter period as determined by the company’s officers).

~~39.~~40.	The Compensation Committee shall be entitled to condition the vesting of all or part of the securities on the achievement of additional targets to be determined at the time of allocation, and to determine conditions under which an officer may be disqualified from receiving securities that have not yet vested.

G.	Termination of office

~~40.~~41.	All office holders shall be entitled to the release of funds accumulated on their behalf and in their name in designated pension and severance pay funds.

~~41.~~42.	All officers who are Israeli residents shall be entitled to severance pay in accordance with the requirements of the Severance Pay Law.

~~42.~~43.	Company officers shall be entitled to a period of advance notice in terms of salary upon termination of their employment (provided that their termination is not under circumstances that do not entitle them to severance pay or is not for "Cause", as such term is defined in the company's equity plan, as may be amended from time to time) as described in the table below:

	Maximum advance notice	Maximum notice period in the event of a change of control or merger
CEO	6 months' gross base salary	6 months' gross base salary
Active Chairman of the Board of Directors	~~3~~6 months' gross base salary	~~3~~6 months' gross base salary
Other officers ~~(including vice presidents abroad)~~	4 months' gross base salary	4 months' gross base salary
Other officers who are residents of foreign jurisdictions and/or are employed outside Israel	9 months' gross base salary	9 months' gross base salary

During the notice period, the officer is required to continue to be employed by the company, unless the CEO (with regard to an officer) or the ~~chairman~~Chairman of the ~~board~~Board of Directors (with regard to the CEO) or the general meeting (with regard to the ~~chairman~~Chairman of the ~~board~~Board of Directors) decides that he will not continue to perform his duties. During the notice period, the employer-employee relationship between the company and the office holder (or management services under a management agreement with a company owned by them) and therefore the office holder shall be entitled to all components of his compensation, including an annual bonus to which the office holder is entitled, unless the ~~board~~Board of ~~directors~~Directors has decided otherwise as detailed in section 27 above, and only if he continues to be employed by the company pro rata according to the actual period of employment in that year.

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~~43.~~44.	The Compensation Committee and the Board of Directors are authorized to determine for an officer (either in advance or during his employment) a non-competition and adjustment retirement bonus, provided that the officer has been employed by the company or has provided its services for at least four (4) years. In determining the amount of the retirement grant, the following considerations shall be taken into account: the term of office or employment of the office holder, the terms of his or her office and employment during that period, the company’s performance during that period, the office holder’s contribution to the achievement of the company’s goals and profits, and the circumstances of the retirement. Eligibility for a retirement grant as referred to in this section shall not be granted as a matter of routine, in accordance with the conditions set forth in this section, only if the Compensation Committee and the Board of Directors believe that, under the specific circumstances, there is a special need to grant the grant.

Retirement grants shall be limited to:

Retirement/non-competition/adjustment grant ceiling
CEO	9 months’ gross salary
Active Chairman of the Board of Directors / Director providing services to the company	9 months’ gross salary
Other officers ~~(including vice presidents abroad)~~	4 months’ gross salary
Other officers who are residents of foreign jurisdictions and/or are employed outside Israel	6 months’ gross salary

For a ~~chairman~~Chairman of the ~~board~~Board or ~~director~~Directors providing services to the company, the retirement bonus ceiling will be calculated based on the scope of the position.

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H.	Indemnification, exemption, and liability insurance for officers

~~44.~~45.	The company's officers and directors will be entitled to an officers' liability insurance policy (including run-off insurance) and letters of exemption and indemnification in accordance with the provisions of the law, as approved by the company and provided (if provided) from time to time.

~~45.~~46.	The main terms and conditions of the directors' and officers' liability insurance:

~~45.1.~~46.1.	The limit of liability shall not exceed $~~10~~15 million per event and per annual insurance period, plus reasonable expenses.
~~45.2.~~46.2.	The premium and deductible shall be in accordance with market conditions in that year. The company shall consult with its external insurance advisors to establish such market conditions.

~~46.~~47.	Any purchase of such an officers' insurance policy or its renewal during the term of the compensation policy shall be approved by the Compensation Committee and not be subject to further approval by the company's shareholders' meeting, provided that the ~~compensation policy has been approved by the company's general meeting and the company's compensation committee~~Compensation Committee confirms that the policies purchased meet the conditions set out above , are in line with market conditions, and are not likely to have a material effect on the company's profitability, assets, or liabilities .

I.	Director Compensation

~~47.~~48.	The company's directors, including external directors (if any), and directors who are controlling shareholders or interested parties in the company, and except for directors who hold an active position (such as the ~~chairman~~Chairman of the ~~board~~Board of ~~directors~~Directors or a director who also serves as an officer of the company) or in an additional position in the company or who provide services to the company and receive ~~remuneration~~compensation for this, shall be entitled to ~~remuneration~~compensation and reimbursement of expenses in accordance with the Companies Regulations (Rules Regarding ~~Remuneration~~Compensation and Expenses for External Directors), ~~Tashas-~~2000, as determined by the company from time to time. A non-active ~~chairman~~Chairman of the ~~board~~Board of ~~directors~~Directors shall be entitled to ~~remuneration~~compensation of up to twice the ~~remuneration~~compensation paid to an ordinary director.

~~48.~~49.	Notwithstanding the foregoing, these actions shall not be considered a deviation from this compensation policy, provided that, as required, the said actions have been duly approved by the required bodies in accordance with the provisions of the Companies Law:

~~48.1.~~49.1.	The director has waived all or part of the ~~remuneration~~compensation to which he or she is entitled;

~~48.2.~~49.2.	The bodies authorized by law have approved other or additional payment to the director for serving in an additional position in the company or in an affiliated company.

~~49.~~50.	The company may grant directors of the company, including outside directors, equity compensation in accordance with the limitations set forth in this compensation policy and subject to the provisions of any law , provided that the total value of the benefit to each director (except for directors who hold an active position, such as: the ~~chairman~~Chairman of the ~~board~~Board of ~~directors~~Directors or a director who also serves as an officer of the company) shall not exceed, on the date of grant, twice the basic annual compensation for each vesting year. With respect to directors serving in an active capacity, the benefit value limitation included in section 37 above shall apply .

J.	Additional general provisions

~~50.~~51.	The officers to whom the compensation policy applies may be employees of the company or independent contractors who provide services to it, as well as employees or independent contractors of subsidiaries, provided that they are defined as officers of the company itself. If an officer provides services to the company as an independent contractor, the provisions of the compensation policy will apply with the necessary changes, the compensation to the officer will be paid against an invoice, and the ~~compensation components~~Compensation Components will be normalized so that, from an overall financial perspective, they will be consistent with the provisions of this compensation policy.

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~~51.~~52.	The compensation policy will apply to compensation approved from the date of adoption of the compensation policy in accordance with the provisions of the law and thereafter. It should be noted that the compensation policy does not affect the company's existing engagements with officers.

53.	Overall Annual Cost Cap

In addition to all the foregoing set forth in this Compensation Policy, the annual total cost of tenure and employment of each of the office holders listed below (including the fixed component, annual bonus, and equity component) shall not exceed the applicable overall annual cost cap set forth opposite their title (each, an “Overall Cap”):

Position	Overall Annual Cost Cap
CEO	NIS 3,000,000
Active Chairman of the Board of Directors	NIS 2,500,000
Other Officers	NIS 2,000,000
Other Officers who are residents of foreign jurisdictions and/or are employed outside Israel	USD 950,000

Accordingly, to the extent that any office holder is entitled to variable compensation that would cause his or her total annual cost of tenure and employment to exceed the applicable Overall Cap, the amount of such variable compensation shall be reduced such that the total annual cost of tenure and employment shall not exceed the applicable Overall Cap. The provisions of this Section shall override any other provision in this Compensation Policy.

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